SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For January 29, 2018

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits
99.1	“QIWI Announces Extraordinary General Meeting of Shareholders” press release dated January 29, 2018

99.2	Extraordinary General Meeting of Shareholders 2018 – Notice for the convocation

99.3	Report of the Board of Directors as of January 22, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: January 29, 2018	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer